Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following are posts made on AMR Corporation’s intranet site on February 25, 2013.

When will the 4.3 percent raise take effect and what will the equity stake be valued at?

The 4.3 percent raise will take effect on the date that the AA/US Airways merger and Plan of Reorganization (POR) becomes effective. The TWU will receive a 4.8 percent equity that will be divided amongst the workgroups covered by the 7 labor agreements. The value of the equity is not known at this time.

Will former TWA IAM members be granted their full occupational seniority?

The current seniority lists at American and US Airways will be integrated according to procedures prescribed by federal law. The goal of those statutory procedures is to achieve a single unified seniority list that fairly and equitably reconciles the interests of all of the employees in the merged groups.

What are the immediate and long term plans for the Tulsa base?

For now, the American maintenance bases will continue to operate as they do today. We have yet to work with US Airways on how we will integrate our operations and our maintenance programs in the long term.

How will the merger impact MCLA operations?

We have yet to determine what the merger will mean for our MCLA employees. We will take into account the unique labor and legal frameworks of each country as we progress through the integration process.

Will we bring back previously-announced outsourced work with this merger?

The current TWU collective bargaining agreements remain in place, as do the terms associated with scope and the ability to outsource certain work.

Will this merger return back RIF employees and re-open AFW base some time in the future?

Right now, the current TWU collective bargaining agreement remains in place, which means the AFW base is still set to be closed this spring. However, TAESL will continue to operate at AFW.

Will any of the US Airways aircraft be maintained by the Tulsa Maintenance Base?

We have yet to determine how we will integrate our maintenance operation with the US Airways’ maintenance operation.

Will US Airways continue to outsource maintenance?

We have yet to determine how we will integrate our maintenance operation with US Airways’ maintenance operation.

Does the Interim Reciprocal Travel Policy change the jumpseat agreement between US Airways and American? Does an American pilot listed as a jumpseat on US Airways who is accommodated in the cabin have to pay for a zonal fare?

There are no changes to the jumpseat agreement between US Airways and American.

How will American’s employees list on US Airways flights after March 1?

Flight listing procedures will be as they exist today. For travel on US Airways, contact US Airways Employee Travel Line (ETL) at 1-800-325-9999 from the US or Canada or the local US Airways Reservation number from outside the US or Canada at least 48 hours in advance of an international flight, 12 hours in advance for domestic flights. Please be prepared with the all passenger details including full legal name, date of birth, gender, and/or redress number or known traveler number as well as the e-ticket number provided by American for all passengers. Please also advise the reservations representative that your boarding priority is “SA5A.”

What is the difference between zonal fares and zones?

The mileage bands/zones for the American/US Airways Interim Reciprocal Travel Program are the same mileage bands/zones used for ZED, however, limited to the first eight zones only (seven for travel on US Airways as US Airways does not operate a non-stop greater than 6,100 miles). The fare amounts are not ZED but unique bilaterally agreed amounts. See below for example routes for each zone.

Zone	Distance in Miles	Interim Service Charge	Sample US market
1	1 - 450	$5	PHX-LAX
2	451 - 750	$5	ORD-PHL
3	751 - 1600	$8	PHL-MIA
4	1601 - 3200	$15	PHX-ANC
5	3201 - 4080	$35	PHL-LHR
6	4081 - 5000	$35	FCO-PHL
7	5001 - 6100	$35	PHL-TLV
8	6101 - 7100	$50	—

What is the travel priority for American’s people traveling on US Airways?

The travel priority for AA on US will be SA5.

Are there any short term or long term changes expected for American Eagle stations that provide above or below wing services, especially at locations that currently have US Airways mainline employees?

Until the merger closes, nothing will change at American Eagle for both its flying and ground handling services.

In the long-term, the merger transition team will be developing unified strategies that will include airport ground handling. The transition team will look at each location to determine what the best fit is for the new American. Costs are expected to be an important consideration in the development of this strategy. Given the progress Eagle has made over the past year to make its costs competitive and its success in growing its ground handling business we are well-positioned for this strategy development.

It will be some time before we understand the impact of the proposed merger, if any, on American Eagle.

Will the original American Eagle still have to change its name?

Yes, American Eagle, the company, is still vetting and looking at new names. With ExpressJet, SkyWest and Republic now flying under the American Eagle name, American Eagle, the company, still needs to be able to better market and differentiate itself as a company from other regional carriers.

What is the anticipated fleet plan for American Eagle?

Details regarding the fleet plan have not yet been announced as negotiations with aircraft manufacturers and American Eagle are active and ongoing.

What will happen to American Eagle Airlines as a result of the merger?

Until the merger closes, which is expected to happen in the third quarter of 2013, it is business as usual at American Eagle. Post-merger, the wholly owned regional carriers for US Airways, Piedmont and PSA and American Eagle, the company, are expected to continue operating separately.

Will you merge the regional feed to the mainline and just become one company to save money?

No, the wholly owned regional carriers for both airlines are expected to continue operating as separate entities.

Regarding saving money, the proposed merger’s revenue synergies are not dependent on integrating the regional carriers.

What union(s) will be representing the workgroups or will there be a vote?

As American Eagle will not be integrating with the US Airways wholly owned regional carriers (PSA and Piedmont), Eagle’s existing unions and contracts will remain in place.

What will happen in stations like PHL and PIT where there both American Eagle and US Airways?

It is too early to know what changes may take place and each station is likely to have unique considerations. These considerations will be carefully considered at each location by the merger transition team as unified strategies for the new American are developed.

Will the merger change our former travel agreement with American that was in place in the event Eagle was divested?

American, who owns the travel policy which Eagle employees enjoy, has stated that after the merger, the travel privileges for all employees will be evaluated in light of the differences in non-rev travel at AA and US Airways. Our expectation is, in the event of a future Eagle divestiture, we will need to renegotiate the continuation of travel privileges at that time.

The announcement states, “Eagle and both of US Airways’ wholly owned regional carriers, Piedmont and PSA, will continue to operate separately after the merger.” Was this a strategic decision to keep these companies independent or was it more of a default of no decision made on the regional subsidiaries?

The decision to initially operate the three wholly owned regional carriers separately was strategic in the sense that this will not reduce any of the positive synergies to be created by the larger merger agreement. As all regional carriers will use AA code once the merger has closed, the revenue synergies, in particular, are not dependent on the merging the regional carriers.

As three wholly owned regional carriers of American Airlines, will the three regional carriers work together on synergies that may help increase both operational (ground handling/MTX) and financial performance (redundancy/larger purchasing power, etc.)?

Yes, the transition team will be developing strategies to enhance the overall synergies created by the merger. However, the wholly owned regional carriers for both airlines are expected to continue operating as distinct entities.

With US Airways having their own regional airline, I wonder if American Eagle will be part of the new American after the merger?

Given the size and scope of Eagle’s current operations for American, Eagle is expected to have an important role in the regional feed for the new American.

A larger network with more destinations, flights and passengers creates more growth opportunities for American Eagle.

Will you use the Regionals that are owned as a way to attract pilots and retain pilots at the regionals?

Eagle’s current pilot recruitment efforts will remain in place including signing bonuses for new pilot and referral bonuses for existing Eagle employees. How these efforts will evolve post-merger remains to be seen.

Will American Airlines still be a subsidiary of AMR after the merger approvals are granted? Will American Eagle remain under AMR until it is sold or does it follow AA?

Before revisiting the topic of divesting Eagle, the new American must develop a unified view of its regional strategy.

Will US Airways Express be named American Eagle?

American Eagle, the company, is still vetting and looking at new names. With ExpressJet, SkyWest, Republic and others already flying under the American Eagle name and livery, and the plan for the US Airways Express fleet to do the same, the Eagle, the company needs to be able to better market and differentiate itself from other regional carriers.

Eventually, will the American Eagle name totally disappear?

The American Eagle name will not disappear with the company’s rebranding. Eventually, all regional carriers flying for the new American, both contracted regionals for both US Airways and American (SkyWest, Republic, etc.) and wholly owned (American Eagle, Piedmont and PSA), will eventually fly under the American Eagle name and livery after the merger, but will still operate as distinct entities.

What is going to happen to the TWA captains that have been captains for more than 15 years, but have a seniority number of about 6,000 and a hire date of 1988?

American cannot speculate on the outcome of the seniority integration process. The MOU provides that, if the merger is approved, the new company and committees representing the interests of the pilots will conduct a seniority integration process that complies with the federal McCaskill-Bond legislation. That process would begin with negotiations, but if the parties are unable to achieve a single seniority list through those discussions, the matter would be submitted to arbitration as outlined in the legislation. For more information on the anticipated timeline for seniority integration and other processes, please refer to Merger 101 on new Jetnet.

What systems and processes will the new American use for its operation?

At this point, it’s too early to know exactly what our operation will look like. The carriers will appoint a transition team of people from both airlines to develop a carefully constructed integration process to help ensure a smooth transition – the entire process of combining operations could take a year or two.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.